EXHIBIT 99.44











                             Orezone Resources Inc.

                        Consolidated Financial Statements
                                December 31, 2003






         Management's Responsibility........................                   2
         Auditors' Report...................................             3 and 4
         Financial Statements
                Consolidated Operations and Deficit.........                   5
                Consolidated Deferred Exploration
                  Expenses..................................                   6
                Consolidated Cash Flows.....................                   7
                Consolidated Balance Sheets.................                   8
                Notes to Consolidated Financial
                  Statements................................             9 to 35

Management's Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Orezone Resources Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments where appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Raymond Chabot Grant Thornton, General Partnership, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.

The auditors have full and unrestricted access to the Audit Committee.



(signed) "Ronald N. Little"                        (signed) "Douglas G. Perkins"

Ronald N Little                                    Douglas G Perkins
President and Chief Executive Officer              Chief Financial Officer

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]



Auditors' Report

To the Shareholders of
Orezone Resources Inc.

We have audited the consolidated balance sheets of Orezone Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

[GRAPHIC OMITTED]

Chartered Accountants

Val-d'Or (Canada)
January 30, 2004

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]


COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of explanatory paragraphs (following the opinion paragraph) for the following situations:

o When there is a correction of an error related to the initial adoption of an accounting principle as described in Note 19 to the consolidated financial statements;

o When there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements; and

o When the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

Our report to the shareholders, dated January 30, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to a correction of an error or a change in accounting policy when the change and correction are properly accounted for and disclosed in the consolidated financial statements. Canadian reporting standards also do not permit a reference to events and conditions that cast substantial doubt on the Company's ability to continue as a going concern in the auditors' report when these are adequately disclosed in the consolidated financial statements.

[GRAPHIC OMITTED]

Chartered Accountants

Val-d'Or (Canada)
January 30, 2004

[GRAPHIC OMITTED]

Orezone Resources Inc.                                                         5
Consolidated Statements of Operations and Deficit
Years ended December 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

==========================================================================================================================

                                                                                2003              2002               2001
                                                                    -----------------  ----------------  -----------------
                                                                                   $                 $                  $
Revenue                                                                            -                 -                  -
                                                                    -----------------  ----------------  -----------------

Administrative expenses
    Management and consulting fees (Note 11)                               1,069,416           265,958             97,840
    Travelling and promotion                                                 130,875            57,650             15,443
    Rental expenses                                                           29,365            14,253             10,869
    Reports to shareholders                                                   18,176            12,196              8,208
    Conferences and subscription                                              70,149            17,059              2,164
    Stationery and office expenses                                            49,509            10,085              3,577
    Professional fees (Note 11)                                              265,975            49,176             18,675
    Telecommunications                                                        14,369             5,660             11,409
    Transfer agent fees                                                       18,068             9,329             12,324
    Regulatory authorities                                                    18,513            14,448              5,231
    Government fees                                                           40,000
    Interest and penalties                                                     8,674             1,619              6,317
    Amortization of equipment                                                                      810              1,731
    Interest on note payable (Note 9)                                        110,720
    Exchange loss (gain)                                                       1,930          (13,938)
                                                                    -----------------  ----------------  -----------------
Total Administrative Expenses                                              1,845,739           444,305            193,788
Abandoned mineral exploration properties                                      18,200                              147,900
Write-off of deferred exploration expenses                                   767,784                              691,209
Write-off of optionee contribution                                          (64,113)
Write-off of prepaid royalties                                                                                     50,000
Gain on write-off of a mineral exploration property                                           (70,985)
                                                                    -----------------  ----------------  -----------------
Total Expenses                                                             2,567,610           373,320          1,082,897
Interest income                                                              183,375            18,540             16,554
                                                                    -----------------  ----------------  -----------------
Net loss                                                                 (2,384,235)         (354,780)        (1,066,343)
Deficit, beginning of year                                               (8,108,074)       (7,753,294)        (6,686,951)
                                                                    -----------------  ----------------  -----------------
Deficit, end of year                                                    (10,492,309)       (8,108,074)        (7,753,294)
                                                                    =================  ================  =================

Basic and diluted net loss per class "A" share                                (0.03)            (0.01)             (0.05)
                                                                    =================  ================  =================

Weighted average number of class "A" shares outstanding                  77,018,463        44,464,504         21,767,958
                                                                    =================  ================  =================

==========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.                                                         6
Consolidated Statements of Deferred Exploration Expenses
Years ended December 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

==========================================================================================================================

                                                                                2003              2002               2001
                                                                    -----------------  ----------------  -----------------
                                                                                   $                 $                  $
Balance, beginning of year                                                 3,971,866         3,009,007          3,446,999
                                                                    -----------------  ----------------  -----------------
Additions
    Drilling                                                               1,868,193           142,792            317,698
    Consultants fees (Note 11)                                               333,364           263,822             55,799
    Geophysical surveys                                                       45,123           205,554              3,375
    Geological surveys                                                       112,755           154,316            141,379
    Analysis                                                                 655,470            45,564            114,732
    Travel                                                                    44,259            18,790             17,251
    Management fees and expenses                                             114,030           107,138             42,411
    Equipment rental                                                         151,968            79,192             57,681
    Reports and maps                                                          17,477            82,796             66,219
    Line cutting                                                              16,038             7,985
    Trenching and stripping                                                   81,022            14,115
    Renewal of licenses and permits                                          166,208            88,456             33,786
    Amortization of equipment                                                 43,168
    General field expenses                                                   682,706           154,317             59,206
                                                                    -----------------  ----------------  -----------------
Total Additions                                                            4,331,781         1,364,837            909,537
                                                                    -----------------  ----------------  -----------------
Balance before deductions                                                  8,303,647         4,373,844          4,356,536
                                                                    -----------------  ----------------  -----------------
Deductions
    Property option                                                                              5,000             40,000
    Optionee contributions                                                 2,243,134           502,963            616,320
    Expenses written off                                                     767,784           194,015            691,209
    Optionee contributions written off                                      (64,113)         (300,000)
                                                                    -----------------  ----------------  -----------------
                                                                           2,946,805           401,978          1,347,529
                                                                    -----------------  ----------------  -----------------
Balance, end of year                                                       5,356,842         3,971,866          3,009,007
                                                                    =================  ================  =================

==========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.                                                         7
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

========================================================================================================================

                                                                                2003              2002             2001
                                                                    -----------------  ----------------  ---------------
                                                                                   $                 $                $
OPERATING ACTIVITIES
Net loss                                                                 (2,384,235)         (354,780)      (1,066,343)
Non-cash items
    Services paid for by the issuance of stock options                       861,750           189,000
    Amortization of equipment                                                                      810            1,731
    Abandoned mineral exploration properties                                  18,200                            147,900
    Write-off of deferred exploration expenses                               767,784                            691,209
    Write-off of optionee contributions                                     (64,113)
    Write-off of prepaid royalties                                                                               50,000
    Gain on write-off of a mineral exploration property                                       (70,985)
    Interest on note payable                                                 110,720
    Changes in non-cash working capital items (Note 5)                     (319,253)          (19,441)          231,143
                                                                    -----------------  ----------------  ---------------
Cash flows from (used in) operating activities                           (1,009,147)         (255,396)           55,640
                                                                    -----------------  ----------------  ---------------

INVESTING ACTIVITIES
Exploration funds                                                            150,000            60,000           70,000
Investment in listed shares                                                (977,229)
Equipment                                                                  (227,869)             (196)
Mineral exploration properties                                             (179,475)         (291,863)         (53,200)
Deferred exploration expenses                                            (3,502,219)       (1,215,837)        (909,537)
Optionee contribution                                                      2,243,134           507,963          616,320
                                                                    -----------------  ----------------  ---------------
Cash flows used in investing activities                                  (2,493,658)         (939,933)        (276,417)
                                                                    -----------------  ----------------  ---------------

FINANCING ACTIVITIES
Repayment of a due to a director                                                              (27,495)
Repayment of debt                                                                            (572,095)
Issue of shares                                                           16,838,363         3,145,000          210,000
Share issue expenses                                                     (1,190,913)         (120,216)          (8,805)
                                                                    -----------------  ----------------  ---------------
Cash flows from financing activities                                      15,647,450         2,425,194          201,195
                                                                    -----------------  ----------------  ---------------
Net increase (decrease) in cash and cash equivalents                      12,144,645         1,229,865         (19,582)
Cash and cash equivalents, beginning of year                               1,526,758           296,893          316,475
                                                                    -----------------  ----------------  ---------------
Cash and cash equivalents, end of year                                    13,671,403         1,526,758          296,893
                                                                    =================  ================  ===============

========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.                                                         8
Consolidated Balance Sheets
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

=======================================================================================================================
                                                                                                2003               2002
                                                                                    -----------------  -----------------
                                                                                                   $                  $
ASSETS
Current assets
    Cash and cash equivalents                                                             13,671,403          1,526,758
    Taxes receivable and other receivables                                                    84,299             49,031
    Prepaid expenses                                                                          83,047            118,410
                                                                                    -----------------  -----------------
                                                                                          13,838,749          1,694,199
Exploration funds (Note 6)                                                                                      150,000
Listed shares, at cost (quoted market value $1,108,296; $32,000 in 2002)                   1,017,229             40,000
Equipment (Note 7)                                                                           187,995              3,294
Mineral exploration properties, at cost (Note 8)                                          10,392,333         10,231,058
Deferred exploration expenses, at cost (Note 8)                                            5,356,842          3,971,866
                                                                                    -----------------  -----------------
                                                                                          30,793,148         16,090,417
                                                                                    =================  =================
LIABILITIES
Current liabilities
    Accounts payable                                                                         666,840            269,650
    Accrued liabilities                                                                       58,478            256,873
                                                                                    -----------------  -----------------
                                                                                             725,318            526,523
Note payable (Note 9)                                                                      1,296,582          1,185,862
                                                                                    -----------------  -----------------
                                                                                           2,021,900          1,712,385
                                                                                    -----------------  -----------------
SHAREHOLDERS' EQUITY
Capital stock (Note 10)                                                                   37,943,757         21,804,306
Share purchase warrants (Notes 10 and 11)                                                      9,000            292,000
Contributed surplus (Notes 10 and 11)                                                      1,310,800            389,800
Deficit                                                                                 (10,492,309)        (8,108,074)
                                                                                    -----------------  -----------------
                                                                                          28,771,248         14,378,032
                                                                                    -----------------  -----------------
                                                                                          30,793,148         16,090,417
                                                                                    =================  =================

========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.




(signed) "Ronald N. Little"                       (signed) "David G. Netherway"
------------------------------------------        -----------------------------
(Ronald N. Little), President and Director        (David G. Netherway), Director

Orezone Resources Inc.                                                         9
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

1 -- GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of diamond, precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company's operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Orezone Resources Inc.                                                        10
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

2 -- CHANGES IN ACCOUNTING POLICIES

In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No.14 ("AcG-14"), Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective January 1, 2003. The Company has determined that it has issued no guarantees requiring disclosures under the accounting standard.

On January 1, 2002, the Company adopted prospectively the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based payments to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. From January 1, 2002 to December 31, 2002, the Company has adopted the latter alternative treatment.

In September  and  November  2003,  the CICA made  amendments  to CICA  Handbook
Section 3870 to require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004 but the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Thus, effective January 1, 2003, all options awarded by the Company are accounted for in the financial statements of the Company.

On January 1, 2001, the Company adopted the new recommendations issued by the Canadian Institute of Chartered Accountants with respect to section 3500, Earnings per shares. Under the new recommendations, the treasury stock method is used, instead of the current imputed earnings approach, for determining the dilution effects of options and warrants. Since the Company has incurred losses, such new recommendations did not affect the Company's diluted net loss per share.

3 -- ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 18, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The principal accounting policies followed by the Company are as follows:

Orezone Resources Inc.                                                        11
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

3 -- ACCOUNTING POLICIES (continued)

Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in interest bearing vehicles with high credit quality financial institutions.

Foreign currency translation

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated to Canadian dollars at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. At this point in time, the Company does not have any African based subsidiaries, rather these operations function as branch offices. As such, these are not deemed self sustaining operations. The Company will create foreign subsidiaries once the exploration properties are ready to become mining properties. At that time, the Company will assess whether the foreign subsidiaries are self sustaining operations. The Company has determined that there has been a change in the Company's functional currency from Canadian dollars to United States dollars effective January 1, 2004. The majority of business volume is conducted in United States dollars and will likely continue to do so in the future so the Company will change its functional currency and has also elected to change its reporting currency to United States dollars effective January 1, 2004.

Orezone Resources Inc.                                                        12
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

3 -- ACCOUNTING POLICIES (continued)

Amortization

Equipment is amortized over its estimated useful lives according to the straight-line method at the following annual rates:

            Furniture and Equipment                                   25%
            Computer Equipment                                        33%
            Communications System                                     25%
            Vehicles                                                  50%
            Leasehold Improvements                                    20%

Mineral exploration properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral exploration properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral exploration properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral exploration properties are abandoned, the related capitalized costs are expensed.

Management, Directors and Technical Advisors constantly review the merits of each Company property interest to assess where the property merits further exploration and development expenditure and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is then assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment.

The amounts shown for mineral exploration properties represent costs incurred to date or write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Orezone Resources Inc.                                                        13
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

3 -- ACCOUNTING POLICIES (continued)

Canadian GAAP as set out in the CICA Handbook defines mineral exploration properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as mineral property tangible assets in accordance with Canadian GAAP. The Company believes that its properties are tangible assets and accounts for them as such, under current Canadian GAAP. When, and if, Canadian GAAP changes, the Company will assess the impact of the future changes at that time.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in Note 11.

Stock - based compensations plans

Since January 1, 2003, as described in Note 11, the Company has a stock-based compensation plan for which compensation expense is recognized when stock options are issued. All options are granted at the closing market price on the date of issuance. When holders exercise their options, any consideration received and any contributed surplus related to these options is credited to capital stock.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

4 -- ACQUISITION OF A SUBSIDIARY

On July 19, 2002, the Company acquired Coronation International Mining Corporation ("CIMC"). Pursuant to the terms of this agreement, the Company acquired all of the issued and outstanding common shares of CIMC in exchange for 21,497,834 class "A" shares at a price of $0.20 per share. Subsequent to the acquisition, the Company issued a further 12,614,525 class "A" shares, as well as a note in the amount of $572,095 (which note was repaid in full by the Company on July 24, 2002), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of the Company.

Orezone Resources Inc.                                                        14
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

4 -- ACQUISITION OF A SUBSIDIARY (continued)

Net assets acquired are as follows:
                                                                         $
                                                          -----------------

Mineral exploration property - Essakan                           9,114,292
Long-term debt                                                 (4,280,862)
                                                          -----------------
Purchase price                                                   4,833,430
                                                          =================

The purchase price is detailed as follows:
      21,497,834 class "A" shares issued                         4,299,567
      2,610,535 share purchase warrants issued                     292,000
   Acquisition costs                                               241,863
                                                          -----------------
                                                                 4,833,430
                                                          =================

5 -- INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

                                                                            2003                 2002               2001
                                                                -----------------    -----------------  -----------------
                                                                               $                    $                  $
Taxes receivable and other receivables                                  (35,268)             (29,846)              8,021
Prepaid expenses                                                          35,363             (77,155)           (39,354)
Accounts payable                                                       (120,953)              100,947              8,216
Accrued liabilities                                                    (198,395)             (13,387)            254,260
                                                                -----------------    -----------------  -----------------
                                                                       (319,253)             (19,441)            231,143
                                                                =================    =================  =================
Additional Disclosures:
Items not  affecting  cash and cash  equivalents  related  to investing and financing activities are as follows:
                                                                            2003                 2002               2001
                                                                -----------------    -----------------  -----------------
                                                                               $                    $                  $
Acquisition of a subsidiary:
     Assets acquired - mineral property                                                   (8,872,429)
     Long-term debt                                                                         4,280,862
Deferred exploration expenses paid for by stock options                  268,250              149,000
Amortization of equipment capitalized to exploration expenses             43,168
Capital stock issued for:
     Acquisition of subsidiary                                                              4,299,567
     Mineral exploration properties                                                            30,000
     Debt repayment                                                                         2,522,905

Orezone Resources Inc.                                                        15
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

5 -- INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS (continued)

Additional Disclosures:                                                     2003                 2002               2001
                                                                -----------------    -----------------  -----------------
                                                                               $                    $                  $
Warrants issued for acquisition of subsidiary                                                 292,000
Property option payment received in listed shares                                                                 40,000

6 -- EXPLORATION FUNDS

Exploration funds consist of cash and cash equivalents restricted in use for flow-through exploration expenses, pursuant to financing agreements.

7 -- EQUIPMENT

                                                                                                 2003                2002
                                            ----------------------------------------------------------    ----------------
                                                                     Accumulated
                                                      Cost          amortization                  Net                 Net
                                            ---------------    ------------------    -----------------    ----------------
                                                         $                     $                    $                   $
Furniture and Equipment                              3,614                   656                2,958                 207
Computer Equipment                                  49,675                 4,641               45,034               3,087
Communication Systems                                6,554                                      6,554
Vehicles                                           161,181                43,168              118,013
Leasehold Improvements                              15,436                                     15,436
                                            ---------------    ------------------    -----------------    ----------------
                                                   236,460                48,465              187,995               3,294
                                            ===============    ==================    =================    ================

All equipment is located in Canada except vehicles which are located in Burkina Faso, Africa.

8 -- MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of the Burkina Faso properties are subject to The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. All of Orezone's properties are exploration permits as defined by the law. A subsidiary of the Company owns 100% of all of these properties. Under the Burkina Faso law, the exploration permit gives the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. This permit also gives the permit holder the exclusive right, at any moment, to convert the exploration permit to a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 21 of the law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. At this point in time, all properties are exploration permits so there is no requirement to maintain a reserve for future reclamation and the Company has no environmental liability under the Burkina Faso Mining Law. The law also guarantees a stability of fiscal regime for the life of any mine developed.

Orezone Resources Inc.                                                        16
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

8 -- MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

                                                            2003                                    2002
                                             ------------------------------------   -------------------------------------
                                                                        Deferred                                Deferred
                                                  Acquisition        exploration         Acquisition         exploration
                                                         cost           expenses                cost            expenses
                                             -----------------  -----------------   -----------------  ------------------
                                                            $                  $                   $                   $
AFRICA
   Golden Hill (Intiedougou) (a)                      650,644          2,250,862              650,644          2,139,371
   Kerboule (b)                                       297,694          1,084,005              297,694          1,055,882
   Bondi (Bondigui)  (c)                              222,953            947,752               43,478            276,286
   Sebedougou (d)                                       8,750            366,388                8,750            328,797

   Sega (Seguenaga) (e)                                18,000            738,063               18,000            322,048
   Essakan (f)                                      9,114,292          2,730,009            9,114,292            483,992
   Bombore (g)                                         80,000            342,059               80,000             25,387
   Gueguerre (h)                                                          26,222
   Markoye (i)                                                            19,110
   Poyo (j)                                                                2,653
   Boukou (k)                                                             36,537
                                             -----------------  -----------------    -----------------  -----------------
                                                   10,392,333          8,543,660           10,212,858          4,631,763
   Optionees' contributions (p)                                      (3,485,182)                             (1,242,049)
                                             -----------------  -----------------    -----------------  -----------------
                                                   10,392,333          5,058,478           10,212,858          3,389,714
                                             -----------------  -----------------    -----------------  -----------------

CANADA
   La Grande-East (l)                                                                                            242,102
   Wemindji (m)                                                                                18,200             41,619
   Waxatike (WR) (n)                                                     303,364                                 266,644
   Monster (o)                                                                                                   100,900
                                             -----------------  -----------------   -----------------  ------------------
                                                                         303,364              18,200             651,265
   Optionee's contributions (l)                                                                                 (64,113)
   Option payment (p)                                                    (5,000)                                 (5,000)
                                             -----------------  -----------------   -----------------  ------------------
                                                                         298,364              18,200             582,152
                                             -----------------  -----------------   -----------------  ------------------
                                                   10,392,333          5,356,842          10,231,058           3,971,866
                                             =================  =================   =================  ==================

a)   Golden Hill (Intiedougou), Burkina Faso

     The Company holds an exploration permit covering 305 square kilometres.

b)   Kerboule, Burkina Faso

     The Company holds an exploration permit covering 404 square kilometres. A Burkina Faso party holding a right to a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3/4) can be repurchased by the Company for US$1.5 million.

Orezone Resources Inc.                                                        17
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

8  --  MINERAL  EXPLORATION   PROPERTIES  AND  DEFERRED   EXPLORATION   EXPENSES
       (continued)

c)   Bondi (Bondigui), Burkina Faso

     The Company holds an exploration permit covering 340 square kilometres. In 2003, the Company purchased the remaining 40% interest in the permit for $179,475.

d)   Sebedougou, Burkina Faso

     The Company has acquired the permit as part of the deal with CIMC in 2002. The permit was re-issued in 2003 in the name of Orezone Inc (a wholly-owned subsidiary). This permit covers 244 square kilometres.

e)   Sega (Seguenega), Burkina Faso

     The Company holds an exploration permit covering 400 square kilometres. IAMGOLD Corporation (formerly Repadre Capital Corporation) holds a 2% NSR royalty on future production.

f)   Essakan, Burkina Faso

     The Company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the July 2002 acquisition of CIMC. This property is subject to an option agreement (July 19, 2002) with a subsidiary of Gold Fields Limited. The optionee may exercise the first stage of the option and acquire a 50% earned interest by incurring cumulative expenditures of $8,000,000 USD on or before the 5th anniversary date. The optionee must expend at least $1,000,000 USD in each of the five years. If the optionee exercises the first stage of the option it will acquire the right to exercise the 2nd stage of the option which gives it the right, at any time prior to the 5th anniversary date (July 19, 2007) to elect to acquire an additional 10% and will do so by completing a bankable feasibility study, at its sole cost and delivery to the partners, prior to the 7th anniversary date. Upon acceptance of the bankable feasibility study by the partners, a joint venture will be created between the parties. If the Optionee does not exercise the 2nd stage option, each party will maintain the first stage 50:50. The optionee is allowed to pay cash in lieu of exploration expenditures at any point to maintain good standing in the option agreement.

g)   Bombore, Burkina Faso

     The Company holds an exploration permit covering 1,500 square kilometres. The Company purchased this permit in 2002 by issuing 150,000 class <<A>> shares at a deemed price of $0.20 per share and a $50,000 cash payment. In the event that the Company does not meet its obligations, the permit would revert back to the previous owners.

Orezone Resources Inc.                                                        18
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

8 -- MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES
     (continued)

h)   Gueguerre, Burkina Faso

     The Company obtained a new exploration permit in 2003 covering 185 square kilometres.

i)   Markoye, Burkina Faso

     The Company holds an exploration permit covering 250 square kilometres.

j)   Poyo, Burkina Faso

     The Company obtained a new exploration permit in 2003 covering 250 square kilometres.

k)   Boukou, Mali

     The Company obtained a reconnaissance permit of approximately 80 square kilometres in the Republic of Mali in 2003. This short term permit gives the Company exclusive right to convert the permit into a Mineral Exploration Permit in 2004.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and Customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

l)   La Grande-East, Quebec

     The Company abandoned its interest in these claims during 2003.

     The Company still holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back a 0.5% NSR royalty for $500,000. These three permits total over 200 square kilometers in the La Grande area.

m)   Wemindji, Quebec

     The Company abandoned off its interest in these claims during 2003.

Orezone Resources Inc.                                                        19
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

8 -- MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES
     (continued)

n)   Waxatike (WR), Ontario (Previously FC Property)

     The Company investment in Waxatike is an earn in. The property consists of 42 claim blocks totalling 555 units for 89 square kilometre located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by March 31, 2004.

o)   Monster

     The Company abandoned off its interest in these claims in 2003.

p)   Optionees' contributions and option payment

     Gold Fields Limited, through it's subsidiary Orogen Holding (B.V.I) Ltd. (the "Optionee") invested $2,243,134 in the Essakan properties during 2003 ($478,850 in 2002). If the Optionee abandons it's option to earn-in, there is no requirement for the Company to return funds to the Optionee or to compensate the Optionee in any way. The Company nets optionee payments against gross deferred exploration expenditures so as to reflect only the net expenditure by the Company on each property. If the Optionee abandons it's interest in the property, the Company would gross up the deferred exploration expenditure at that time to reflect the contribution of the Optionee.

     BHP Billiton Diamonds Inc. contributed $5,000 for a right of first refusal on the Waxatike property. The right of first refusal is no longer in place.

9 -- NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,862. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a "Production event" as defined in the loan agreement. The production event is described as the earlier of (i) the date on which a mine and mill on any one mining property has been operating for 30 consecutive days at 75% of its rated capacity; and (ii) the date when 100,000 ounces of Product has, in the aggregate, been produced by the Company or its successors on the Essakan property. Principal is payable in twelve equal monthly installments commencing on the date interest becomes payable. The Company does net expect a "Production event" to occur in the next fiscal year.

Orezone Resources Inc.                                                        20
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

10 -- CAPITAL-STOCK

Authorized

     An unlimited number of Class "A" shares without par value.

Issued and fully paid:

                                          2003                            2002                           2001
------------------------------------------------------------  -----------------------------  -----------------------------
                                      Number              $          Number              $         Number               $
------------------------------------------------------------  -----------------------------  -----------------------------
Balance, beginning of year        72,679,236     22,488,308      23,678,643     12,490,836      21,568,643     12,241,136
                             ----------------  -------------  --------------  -------------  --------------  -------------

Return to treasury (1)                                                                            (90,000)       (10,800)

Issued in counterpart of:

Acquisition of a subsidiary                                      21,497,834      4,299,567

Debt repayment                                                   12,614,525      2,522,905

Mineral properties                                                  150,000         30,000         450,000         50,500

Private placements                23,700,000     15,080,000      12,500,000      2,500,000

Private flow-through placements                                     588,234        150,000       1,750,000        210,000

Exercise of warrants (2)           3,928,657      1,669,613       1,500,000        450,000

Exercise of options (3)            1,295,000        580,750         150,000         45,000
                             ----------------  -------------  --------------  -------------  --------------  -------------
                                  28,923,657     17,330,363      49,000,593      9,997,472       2,110,000        249,700
                             ----------------  -------------  --------------  -------------  --------------  -------------
Balance, end of year             101,602,893     39,818,671      72,679,236     22,488,308      23,678,643     12,490,836
                             ================                 ==============                 ==============
Share issue expenses                            (1,874,914)                      (684,002)                      (563,786)
                                               -------------                  -------------                  -------------
                                                 37,943,757                     21,804,306                     11,927,050
                                               =============                  =============                  =============

     (1) During the year ended December 31, 2001, 90,000 Class "A" shares were returned to treasury and cancelled by the Company. The assigned value of $10,800 of those shares was carried to contributed surplus.

     (2) Including $283,000 in 2003 for the cost of warrants carried from the share purchase warrants recorded in 2002.

     (3) Including $209,000 in 2003 for the compensation costs of options carried from the contributed surplus.

Orezone Resources Inc.                                                        21
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)


11 -- FIXED STOCK OPTION PLAN AND WARRANTS

Options

The Company has established three fixed stock option plans. The first two plans have expired and any remaining options have been transferred into the third plan. Under the plan, the Company may grant options to its directors, officers and employees as well as persons providing ongoing services to the Company up to 7,500,000 shares of its capital. Also, under the plan, the total number of shares set aside on behalf of one person may, at no time, represent more than 5% of the Company's issued and outstanding shares. Exercise price of options equals the market price of the Company's stock on the date of grant. Stock options are exercisable on the day of grant and are for a 10-year term. As of December 31, 2003, there are 1,030,000 options approved by shareholders, but not granted.

A summary of the status of the Company's fixed stock option plan as at December 31, 2003, 2002 and 2001 and the changes during the years ending on those dates is presented below:

                                             2003                          2002                          2001
                                 -----------------------------  ----------------------------  ---------------------------
                                                     Weighted                      Weighted                     Weighted
                                                      average                       average                      average
                                                     exercise                      exercise                     exercise
                                        Shares          price         Shares          price         Shares         price
                                 --------------  -------------  -------------  -------------  -------------  ------------
                                                            $                             $                            $
Outstanding, beginning of year       3,786,450           0.33      2,211,450           0.37      2,291,450          0.36
Granted                              3,175,000           0.37      2,050,000           0.28
Exercised                          (1,295,000)           0.29      (150,000)           0.30
Cancelled                            (125,000)           0.39
Expired                                                            (325,000)           0.30       (80,000)          0.30
                                 --------------                 -------------                 -------------
Outstanding, end of year             5,541,450           0.36      3,786,450           0.33      2,211,450          0.37
                                 ==============                 =============                 =============

Options exercisable at year end      5,541,450                     3,786,450                     2,211,450
                                 ==============                 =============                 =============

Orezone Resources Inc.                                                        22
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

11 -- FIXED STOCK OPTION PLAN AND WARRANTS (continued)

As at December 31, 2003, the following options are outstanding:

Expiry date                  Exercise price                      Shares
--------------------------------------------    ------------------------
                                          $
December 15, 2007                      0.30                     145,000
March 9, 2008                          0.30                     375,000
January 11, 2009                       0.50                     575,000
September 22, 2009                     0.35                     221,450
January 15, 2012                       0.20                     225,000
April 15, 2012                         0.21                     100,000
September 12, 2012                     0.31                   1,125,000
November 8, 2012                       0.30                   1,900,000
March 24, 2013                         0.50                     750,000
August 12, 2013                        0.63                      75,000
October 29, 2013                       1.21                      50,000
                                                            -----------
                                                              5,541,450
                                                            ===========

Stock-based compensation required by Section 3870 related to options granted increased the following expenses in the financial statements of the Company in 2003 and 2002.

                                                       2003               2002
                                           -----------------  -----------------
                                                          $                  $
Statement of Operations
      Management and consultant fees                782,250            189,000
      Professional fees                              79,500

Statement of Deferred Exploration
      Consultants fees                              268,250            149,000
                                           -----------------  -----------------
                                                  1,130,000            338,000
                                           =================  =================


The total $1,130,000 ( $338,000 in 2002) consideration amount was recorded as an increase of the contributed surplus.

In 2002, the Company did not record any compensation expense related to options granted to its employees. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been increased to the pro forma amounts indicated in the following table:

Orezone Resources Inc.                                                        23
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

11 -- FIXED STOCK OPTION PLAN AND WARRANTS (continued)

                                                                       2002
                                                           -----------------
                                                                          $
Net loss, as reported                                             (354,780)
Deduct: Total stock-based employee
compensation expense determined under
fair value-based method for all awards                            (213,000)
                                                           -----------------
Pro forma net loss                                                (567,780)
                                                           =================
Loss per share:
       Basic and diluted - as reported                               (0.01)
                                                           =================
       Basic and diluted - pro forma                                 (0.01)
                                                           =================

The fair value of each option granted was estimated on the grant date using the Black - Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year:

                                                   2003                  2002
                                      ------------------  --------------------

Expected dividend yield                              0%                    0%
Expected volatility                                125%                  130%
Risk-free interest rate                    4.72 to 4.91         4.96 to 5.65%
Expected life                                  10 years              10 years

The weighted average fair value of stock options granted since the beginning of the year was $0.36 ($0.27 in 2002).

The Black-Scholes option - pricing model was developed for use in estimating the fair value of traded option, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair market value, in Management's opinion, the existing option - pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Warrants

During the year, the Company issued 11,850,000 share purchase warrants as part of two private placements at exercise prices of $0.60 and $1.20. The Company also issued a further 1,484,500 brokers warrants at exercise price of $0.40 and $0.90 (500,000 in 2002 at $0.40). In 2002, pursuant to an acquisition agreement described in Note 4, 2,610,535 share purchase warrants at exercise prices ranging from $0.30 to $0.68 were issued for a cost of $292,000.

Orezone Resources Inc.                                                        24
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

11 -- FIXED STOCK OPTION PLAN AND WARRANTS (continued)

During the year, 3,928,657 share purchase warrants were exercised for a weighted average exercise price of $0.35.

The outstanding warrants to purchase common shares are as follows:

                                                  Number of shares
                                         -----------------------------------
Expiry date               Exercise price              2003             2002

-----------------------------------------------------------  ---------------
                                       $
September 19, 2003                  0.40                            500,000
November 6, 2003                    0.30                            500,000
December 20, 2003                   0.20                            175,000
July 20, 2004                       0.30           464,699        2,237,801
October 15, 2004                    0.68           291,406          344,866
January 19, 2005                    0.57            27,868           27,868
August 24, 2004                     0.60         5,937,500
February 24, 2004                   0.40           197,925
March 27, 2005                      1.20         5,600,000
October 27, 2004                    0.90           672,000
                                         ------------------ ---------------
Total                                           13,191,398        3,785,535
                                         ================== ===============

12 -- INCOME TAXES

The Company's effective income tax rate differs from the combined federal and provincial income tax rate in Canada. The difference results form the following:

                                                                              2003               2002              2001
                                                                  -----------------  -----------------   ---------------
                                                                                 $                  $                 $
Loss before income taxes                                               (2,384,235)          (354,780)      (1,066,343))
                                                                  -----------------  -----------------   ---------------
Income taxes at the combined federal and provincial tax rate
of 37% (39% in 2002 and 2001)                                            (873,000)          (139,000)         (419,000)
Non-deductible items                                                       620,000             46,000           349,000
Share issuance fees deductible                                           (117,000)           (34,000)          (26,000)
Tax benefits not recognized                                                370,000            127,000            96,000
                                                                  -----------------  -----------------   ---------------
Income taxes                                                             -                  -                  -
                                                                  =================  =================   ===============

As at December 31, significant components of the Company's future income tax assets and liabilities are as follows:

                                                                             2003                2002            2001
                                                                  ----------------   -----------------   -------------
                                                                                $                   $               $
Future income tax assets
     Mineral exploration properties                                       833,000             378,000         279,000
     Share issuance fees deductible                                       372,000              63,000          49,000
     Operating losses carried forward                                     821,000             500,000         576,000
                                                                  ----------------   -----------------   -------------
                                                                        2,026,000             941,000         904,000

Orezone Resources Inc.                                                        25
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

12 -- INCOME TAXES (continued)

                                                                       2003                    2002              2001
                                                             ---------------     -------------------   ---------------
                                                                          $                       $                 $
Future income tax liabilities
     Note payable                                                  (65,000)               (103,000)
                                                           -----------------     -------------------   ---------------
                                                                  1,961,000                 838,000           904,000
Less: valuation allowance                                       (1,961,000)               (838,000)         (904,000)
                                                             ---------------     -------------------   ---------------
                                                                   -                     -                   -
                                                             ===============     ===================   ===============

The future income tax asset resulting from operating losses is not recorded in the financial statements. These losses, which are available to reduce income taxes in future years, aggregate approximately $2,272,000 and expire as follows:

2005                                                      $           28,000
2006                                                                 262,000
2007                                                                 408,000
2008                                                                 243,000
2009                                                                 320,000
2010                                                               1,011,000
                                                            -----------------
                                                          $        2,272,000
                                                            =================

The Company also has mining tax deductions items for an amount of approximately $2,608,000 available to reduce future income taxes over an indefinite period.

The unamortized balance, for income tax purposes, of share issuance fees amounts to approximately $1,031,000 and will be deductible over the next four years.

During 2002, the Company renounced $150,000 ($210,000 in 2001) of flow-through expenditures in favour of subscribers. The Company used mining tax benefits not recorded previously to reduce the future income tax liability caused by this renouncement.

13 -- RELATED PARTY TRANSACTIONS

The principal transactions concluded with a corporation owned by a director and an officer are as follows:

                                                                              2003               2002               2001
                                                                  -----------------  -----------------  -----------------
                                                                                 $                  $                  $
Deferred exploration expenses                                              307,405            209,550            194,430
Administrative expenses                                                    191,400             95,500             68,900

Orezone Resources Inc.                                                        26
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

13 -- RELATED PARTY TRANSACTIONS

These transactions were concluded in normal course of operations and were measured at the exchange amounts which represent fair value. These expenditures include management and geological services incurred by the director and officer as well as for technical field staff who are not directors, officers or related parties.


14 -- FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

The fair value of the note payable approximates its carrying amount and was determined by discounting contractual cash flows at the prevailing market rate for loan having the same remaining time until maturity.

15 -- CONTINGENCY

As part of the purchase agreement with CIMC, the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and such counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The Company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise. Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel. Negotiations are proceeding with this case and it is expected to be resolved in the near future with no cost to the Company.

Orezone Resources Inc.                                                        27
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

16 -- SEGMENTED INFORMATION

The Company operates in Africa and Canada. Due to the size of the organization, there is no distinct separation of management. As there are no properties that have been brought into production, there is no revenue to report on a geographic basis. Capital assets on a geographic basis are disclosed in Note 7 and 8.

17 -- COMPARATIVE FIGURES

Certain   comparative  figures  have  been  reclassified  to  conform  with  the presentation adopted in the current year.

18 -- SUBSEQUENT EVENT

Effective January 1, 2004, as a result of increased economic activity outside of Canada, the U.S. dollar has become the functional currency of the Company. Effective the same date, the Company adopted the U.S. dollar as the reporting currency. This change became necessary considering that a significant portion of the Company's expenses are in U.S. dollars and future revenues will be in U.S. dollars. As a result of this change, financial statements for all periods prior to January 1, 2004 that will be presented for comparative purposes will be translated into U.S. dollars using the current rate method. Under this method, the statement of operations and the statement of cash flows items will be translated into U.S. dollars using the average exchange rate for the period, and assets and liabilities will be translated using the exchange rate at the end of that period. All resulting exchange differences will be reported as a separate component of shareholders' equity.

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A -- CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

                                                                                               2002
Consolidated statements of operations                                       2003         (restated)                 2001
                                                                -----------------    ---------------     ----------------
                                                                               $                  $                    $
Net loss as per Canadian GAAP                                        (2,384,235)           (354,780)          (1,066,343)
Other income - optionees' contributions (a)                            2,243,134             502,963              616,320
Deferred exploration expenses (a)                                    (3,628,110)         (1,465,822)            (178,328)
Amortization of mineral exploration properties (c)                   (1,750,884)         (1,711,000)
                                                                -----------------    ---------------     ----------------
Net loss as per U.S. GAAP                                            (5,520,095)         (3,028,639)            (628,351)
                                                                =================    ===============     ================
Basic and diluted loss per share as per U.S. GAAP:                        (0.07)              (0.07)               (0.03)
                                                                =================    ===============     ================

Orezone Resources Inc.                                                        28
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

Consolidated Balance Sheets

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:


                                                                                          December 31, 2002
                                         December 31, 2003                                   (restated)
                          ------------------------------------------------  ----------------------------------------------
                                  As per                                           As per
                                 GAAP in                      As per U.S.         GAAP in                     As per U.S.
                                  Canada       Adjustments           GAAP          Canada      Adjustments           GAAP
                          ------------------------------------------------  ----------------------------------------------
                                       $                 $              $               $                $              $
Assets
Listed shares                  1,017,229        91,067 (b)      1,108,296          40,000      (8,000) (b)         32,000

Mineral exploration
properties                    10,392,333   (3,461,884) (c)      6,930,449      10,231,058  (1,711,000) (c)      8,520,058

Deferred  exploration
expenses                       5,356,842   (5,356,842) (a)              -       3,971,866  (3,971,866) (a)              -

Shareholders' Equity

Deficit                     (10,492,309)       (8,818,726)   (19,311,035)     (8,108,074)      (5,682,866)   (13,790,940)

Cumulative  comprehensive
other income                           -         91,067(b)         91,067               -          (8,000)        (8,000)


Operations and balance sheets adjustments

(a)  Deferred exploration expenses

     Under Canadian GAAP, exploration expenses are capitalized and optionee's contributions are applied against the deferred exploration expenses. Under U.S. GAAP, all expenses incurred before proven economic reserves are established would be expensed as incurred and optionee's contributions would be considered as other income.

(b)  Listed shares

     Investments in shares of public companies are recorded at cost, less any provision for decrease in value, other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

Orezone Resources Inc.                                                        29
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

(c)  Mineral exploration properties

     Under Canadian GAAP, mineral exploration properties are considered tangible assets and are to be amortized prospectively when commercial production commences. During 2003, the Company determined that under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Company are treated as intangible assets. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral interests, the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the Company expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties. Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. Residual values are determined for each individual property.

     Consequently, for U.S. GAAP purposes, the Company restated the 2002 figures in order to reflect the amortization of these mineral use rights over a remaining period of 2 to 7 years. This change has led to an increase of amortization expense and net loss in the amount of $1,711,000. The change also increased the basic and diluted loss per share by $0.04 for 2002. The mineral exploration properties as at December 31, 2002 were decreased by $1,711,000 and the deficit was increased by the same amount.

Consolidated statements of cash flows

Under U.S. GAAP, the cash flows used in investing activities related to deferred exploration expenses would be decreased by $1,259,085 ($707,874 in 2002 and $293,217 in 2001) and cash flows used in operating activities would be increased by the same amount.

Changes in accounting policies under U.S. GAAP

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

Orezone Resources Inc.                                                        30
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

For U.S. GAAP purposes, effective January 1, 2003, the Company adopted the provisions for SFAS 143, "Accounting for Asset Retirement Obligations" that generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will recognize, when the obligation is incurred, the fair value of an estimated liability for the future cost for the reclamation and restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company will amortize the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Adoption of this pronouncement did not have a material impact on the Company's result of operations and financial condition. Under Canadian GAAP, accounting for asset retirement obligations consistent with the rules of SFAS 143 will be mandatory for the Company for the year beginning January 1, 2004. In addition, there were no assets that were legally restricted for purposes of settling asset retirement obligations at December 31, 2003

Effective January 1, 2003, the Company adopted the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. Adoption of this pronouncement did not have a material impact on the Company's result of operations and financial condition.

Orezone Resources Inc.                                                        31
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

Effective January 1, 2003, the Company adopted the FASB SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to the disclosure and transition provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002. The disclosure requirement for interim financial information is effective for interim periods beginning after December 15, 2002. Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock-based employee compensation, using the prospective application transitional provisions.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued of modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted the disclosure requirements and the Company has determined that it has no guarantees requiring disclosure under FIN 45.

Orezone Resources Inc.                                                        32
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)


================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

B - CONSOLIDATED COMPREHENSIVE LOSS

The statement of consolidated comprehensive loss is as follows:

                                                                                               2002
                                                                          2003           (restated)                 2001
                                                               ----------------     ----------------    -----------------
                                                                             $                    $                    $
Net loss as per U.S. GAAP                                          (5,520,095)          (3,028,639)            (658,351)
Other comprehensive income (loss)
  Unrealized gain (loss) on investments                                 99,067             (68,000)               60,000
                                                               ----------------     ----------------    -----------------
Consolidated comprehensive loss                                    (5,421,028)          (3,096,639)            (568,351)
                                                               ================     ================    =================


C - ACCOUNTING FOR COMPENSATION PLANS

For U.S. GAAP purposes, the Company measured compensation costs related to awards of stock options using the intrinsic value based method of accounting up until December 31, 2002. Since January 1, 2003, the Company adopted the fair value based method for all options granted. If the fair value based method of accounting had been applied for 2002 and 2001, the Company's net loss and net loss per share for the years ended December 31, 2002 and 2001 would have been on a pro forma basis as follows:

                                                         2002
                                                   (restated)              2001
                                                --------------    --------------
                                                            $                 $
Net loss, as reported                             (3,028,639)         (628,351)
Deduct: Total stock-based employee
compensation expense determined under fair
value-based method for all awards,
net of related tax effects                          (213,000)                --
                                                --------------    --------------
Pro forma net loss                                (3,241,639)         (628,351)
                                                ==============    ==============
Loss per share:
       Basic and diluted - as reported                 (0.07)            (0.03)
                                                ==============    ==============
       Basic and diluted - pro forma                   (0.07)            (0.03)
                                                ==============    ==============

Orezone Resources Inc.                                                        33
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

D -- STANDARDS APPLICABLE FOR THE YEAR 2004

U.S. GAAP

In January 2003 and December 2003, the Financial Accounting Standards Board ("FASB") issued and revised Interpretation No. 46, "Consolidation of Variable Interest Entities--an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities ("VIEs") to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. A public entity that is not a small business issuer shall apply this Interpretation to all entities subject to this Interpretation no later than the end of the first reporting period that ends after March 15, 2004. The Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

During April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions reached by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS
133. This Statement is generally effective prospectively for contracts and hedging relationships entered into after June 30, 2003. This pronouncement did not have a material impact on its results of operations and financial condition.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This pronouncement did not have a material impact on its results of operations and financial condition.

Orezone Resources Inc.                                                        34
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)


================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

CANADIAN GAAP

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that the Company adopted on January 1, 2003 for US GAAP purposes. The Company will adopt section 3110 on January 1, 2004 under Canadian GAAP. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In December 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). This Guideline addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to evaluate hedges for effectiveness. The Guideline does not specify how hedge accounting should be applied. The CICA has deferred the effective date of this Guideline by one year to fiscal years beginning on or after July 1, 2003.

In June 2002, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments," which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128.

Orezone Resources Inc.                                                        35
Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in Canadian dollars, unless otherwise stated)

================================================================================

19 -- GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES
      (continued)

In December 2003, the CICA Emerging Issues Committee (EIC) issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue", and applies to all profit-oriented enterprises. This Abstract does not apply to the recognition of revenue for situations or transactions which are dealt with more specifically in the Accounting Guidelines issued by the Accounting Standards Board, and Abstracts issued by the Emerging Issues Committee. The Abstract summarizes the principles set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" that are generally appropriate as interpretive guidance on the application of Section 3400. The provisions in this Abstract may be applied prospectively, and should be applied to sales transactions recognized in the first interim or annual fiscal period beginning subsequent to December 17, 2003. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15") which harmonizes with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and provides guidance for applying the principles in Section 1590, "Subsidiaries," to certain special purpose entities. AcG-15 requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. This Guideline applies to annual and interim periods beginning on or after November 1, 2004, except that certain disclosures are required for annual and interim beginning on or after January 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"), which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Section 3063 is applicable for years beginning on or after April 1, 2003. Section 3063 harmonizes Canadian standards on impairment of long-lived assets with the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that the Company adopted on January 1, 2002 for US GAAP purposes. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.